

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 29, 2015

Nessan Bermingham, Ph.D.
President and Chief Executive Officer
Intellia Therapeutics, Inc.
130 Brookline Street, Suite 201
Cambridge, Massachusetts 02139

> **Re: Intellia Therapeutics, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted October 14, 2015**
> **CIK No. 0001652130**

Dear Dr. Bermingham:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Table of Contents

1. We note your response to prior comment 2. Your revised disclosure that third party studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information may still be interpreted as an implied disclaimer. Please revise your statement to clarify that you are liable for the information disclosed in your registration statement.

The Regents of the University of California and the University of Vienna IP, page 88

2. We note your response to our prior comment 7. Please revise your disclosure to include a general discussion of the types of patents (e.g. method of use or process) included in the

CRISPR/Cas9 patent family. In that regard, we note your discussion of current patent litigation concerning claims covering the use of the CRISPS/Cas9 gene editing system.

9. Equity Based Compensation, page F-23

3. With respect to your response to comment 13, it is not clear why you have not provided the disclosures required by ASC 718-10-50-2.f.2. In addition, your disclosure on page F-23 states that "Compensatory common and incentive units are valued using the intrinsic value method." ASC 718-10-30-22 indicates that the intrinsic value method shall be used when it is not possible to reasonably estimate the fair value of the award. Tell us why you are using the intrinsic value method and reconcile your disclosure herein to your disclosures provided under equity-based compensation on pages 69 and F-13, which indicate that awards are based on fair value.

Merger with Intellia Therapeutics, Inc., page F-26

4. Please disclose, if true that the holders of the Preferred Units, Junior Preferred Units, Common Units and Incentive Units maintained their respective pre-Reorganization ownership interest percentage after the completion of the Reorganization in August 2015. If the ownership interest did not remain the same, please tell us how this was considered in your accounting.

You may contact Tabatha McCullom at (202) 551-3658 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
     Arthur R. McGivern
     Goodwin Procter LLP